UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Other Events.

Attached is a presentation provided at the William Blair Emerging Growth Stock Conference on October 5, 2010 by CDC Software Corporation.

Exhibit	Description

99.1	William Blair Emerging Growth Stock Conference Presentation dated October 5, 2010

99.2	Press release dated September 22, 2010 CDC Software Estimates 49 Percent Growth in Third Quarter 2010 Application Sales

99.3	Press release dated September 30, 2010 CDC Software to Present at the 2010 William Blair Emerging Growth Stock Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: October 5, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	William Blair Emerging Growth Stock Conference Presentation dated October 5, 2010

99.2	Press release dated September 22, 2010 CDC Software Estimates 49 Percent Growth in Third Quarter 2010 Application Sales

99.3	Press release dated September 30, 2010 CDC Software to Present at the 2010 William Blair Emerging Growth Stock Conference